SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEWSTAR FINANCIAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65251F 10 5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP NO.: 65251F 10 5	13G	Page 2 of 6 Pages
Amendment No. 1

1.	NAMES OF REPORTING PERSONS The Northwestern Mutual Life Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,555,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,555,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,555,460
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 3.1%
12.	TYPE OF REPORTING PERSON (See Instructions): IC

CUSIP NO.: 65251F 10 5	13G	Page 3 of 6 Pages
Amendment No. 1

Item 1	(a)	Name of Issuer:

NewStar Financial, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 Boylston Street, Suite 1250, Boston, MA 02116

Item 2	(a)	Name of Person Filing:

The Northwestern Mutual Life Insurance Company

	(b)	Address of Principal Business Office:

720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

	(c)	Citizenship or Place of Organization:

Wisconsin

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

65251F 10 5

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☒ Insurance company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

	(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP NO.: 65251F 10 5	13G	Page 4 of 6 Pages
Amendment No. 1

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

	(a)	Amount Beneficially Owned:

1,555,460 shares. (This amount includes 91,747 shares of Common Stock which may be acquired by exercise at any time at the option of the holder of one warrant.)

Northwestern Mutual Capital, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, and it shares voting and investment power with respect to the aforementioned holdings. Northwestern Mutual Capital, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

	(b)	Percent of Class:

3.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,555,460

CUSIP NO.: 65251F 10 5	13G	Page 5 of 6 Pages
Amendment No. 1

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,555,460

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP NO.: 65251F 10 5	13G	Page 6 of 6 Pages
Amendment No. 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2013

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Raymond J. Manista
Raymond J. Manista
Senior Vice President, General Counsel and Secretary

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

720 East Wisconsin Avenue

Milwaukee, WI 53202-4797

(414) 271-1444

February 4, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Schedule 13G - Amendment No. 1

Ownership Interest of NewStar Financial, Inc.

by The Northwestern Mutual Life Insurance Company

Ladies and Gentlemen:

Enclosed is an Amendment No. 1 to Schedule 13G which reflects The Northwestern Mutual Life Insurance Company’s ownership of Common Stock of NewStar Financial, Inc. (the “Company”) as of December 31, 2012.

By cover of this letter, the Amendment is also being forwarded to the Company. If you have any questions in connection with this filing, please contact the undersigned.

Very truly yours,

/s/ Douglas D. Timmer
Douglas D. Timmer
Assistant General Counsel

Enclosure

cc:	NewStar Financial, Inc. (via certified mail)

Jerome R. Baier

Janice J. Strauss